October 2, 2024

Ms. Anne Parker

Chief

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	RYSE, Inc. Offering Statement on Form 1-A Post-qualification Amendment No. 2 Filed September 20, 2024 File No. 024-11879

Dear Ms. Parker:

We acknowledge receipt of the comment in your letter dated October 1, 2024 regarding the Offering Statement of RYSE, Inc. (the “Company”). We appreciate the opportunity to respond to your comment.

Post-Qualification Amendment to Offering Statement on Form 1-A filed September 20, 2024

Compensation of Directors and Executive Officers, page 29

1. We note our response to comment 2 that a portion of the proceeds of the offering will be paid to your executive officers. If applicable, please revise your "Compensation of Directors and Executive Officers" section to briefly describe all proposed compensation to be made in the future pursuant to any ongoing plan or arrangement to the individuals named in this section. Refer to Item 11(d) of Part II of Form 1-A.

The Company has added a clarification on its plans regarding the compensation of its executive officers and directors as requested by the Staff.

Consolidated Financial Statements, page F-1

2. Please include interim financial statements for the period ended June 30, 2024 in accordance with Part F/S(c) of Form 1-A. Please similarly update your financial information throughout the filing.

The Company has added the interim financial statements and updated the financial information as requested by the Staff.

Thank you again for the opportunity to respond to your questions to the Offering Statement of RYSE, Inc. If you have additional questions or comments, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Counsel

CrowdCheck Law LLP

700 12th St NW, Ste 700,

Washington, DC 20005-4052

cc: Trung Pham
Chief Executive Office RYSE, Inc.
20 Camden St. Toronto, Ontario
M5V 1V1